Exhibit (a)(1)(Z)

FOR IMMEDIATE RELEASE

Contact:

Nadine Padilla

Vice President, Corporate & Investor Relations

(858) 805-2820

Joele Frank / Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8627

BIOSITE DETERMINES THAT OFFER FROM INVERNESS

CONSTITUTES A “SUPERIOR PROPOSAL”

Beckman Coulter has Right to Match Offer Under Merger Agreement

SAN DIEGO, April 25, 2007 – Biosite Incorporated (Nasdaq: BSTE) today announced that it has received a binding offer from Inverness Medical Innovations, Inc. (Amex: IMA) to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding shares of common stock of Biosite, other than Biosite shares already owned by Inverness, for $90.00 per share in cash. The offer includes a merger agreement signed by Inverness, and was accompanied by copies of signed (and further revised) commitment letters from Inverness’ proposed financing sources. Inverness’ offer states that the offer is irrevocable and will remain open until 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007. Complete copies of the offer, the merger agreement signed by Inverness and the revised commitment letters are being filed with the SEC as exhibits to Amendment No. 10 to Biosite’s Schedule 14D-9 relating to Biosite’s existing merger agreement dated March 24, 2007 with Beckman Coulter, Inc. (NYSE: BEC).

Biosite also announced that its Board of Directors has determined that the binding offer from Inverness constitutes a “Superior Proposal” as defined in the existing merger agreement between Beckman Coulter and Biosite.

Pursuant to the terms of the existing merger agreement with Beckman Coulter, Biosite has transmitted to Beckman Coulter a written notice of Biosite’s current intention to terminate the Beckman Coulter merger agreement and accept the Inverness Superior Proposal after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007. While the Biosite Board has not at this time effected a “Company Change in Recommendation” as defined in the merger agreement with Beckman Coulter, Biosite has transmitted to Beckman Coulter a written notice of the Biosite Board’s current intention to effect a Company Change in Recommendation in support of the Inverness Superior Proposal after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007. Beckman Coulter has until 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007 to make a binding offer that the Biosite Board determines is at least as favorable to Biosite’s stockholders as the Superior Proposal made by Inverness.

Absent agreement on a revised transaction with Beckman Coulter, Biosite intends to terminate the Beckman Coulter merger agreement and enter into the proposed Inverness merger agreement. In the event Biosite so terminates the Beckman Coulter merger agreement, Beckman Coulter would be entitled to a $50 million termination fee from Biosite. The offer from Inverness provides that, immediately after the execution of the Inverness merger agreement by Biosite, Inverness will make a payment to Biosite in an amount equal to the termination fee paid by Biosite to Beckman Coulter.

As previously announced, a subsidiary of Beckman Coulter has commenced a cash tender offer to acquire all of Biosite’s outstanding shares of common stock for $85.00 per share. Unless the tender offer is extended, it and any withdrawal rights to which Biosite’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday). Because Beckman Coulter has until 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007 to make the binding offer described above, if Beckman Coulter does not itself elect to extend its tender offer, Biosite intends to cause Beckman Coulter to extend the tender offer so that it would expire no sooner than 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007.

Goldman Sachs is acting as financial advisor to Biosite and Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP are serving as legal advisors.

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage(R) rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Biosite’s control. For a list and description of risks and uncertainties associated with Biosite’s businesses, see Biosite’s reports filed with the Securities and Exchange Commission (SEC), including the “Risk Factors” section in its most recent annual report on Form 10-K filed with the SEC. Biosite disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where To Find It

Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Beckman Coulter and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Beckman Coulter by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the tender offer materials described above, Biosite and Beckman Coulter file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Beckman Coulter’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.